Boyish Records, Inc.

Unreviewed Financial Statements

January - December 2019

Boyish Records, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Mercury Checking (7425)	-21.07
Total Bank Accounts	**$ -21.07**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$ -21.07**
TOTAL ASSETS	**$ -21.07**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Common Stock	70.00
Owner's Investment	500.00
Retained Earnings	0.00
Net Income	-591.07
Total Equity	**$ -21.07**
TOTAL LIABILITIES AND EQUITY	**$ -21.07**

Boyish Records, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Unapplied Cash Payment Income	0.00
Uncategorized Income	500.00
Total Income	**$500.00**
GROSS PROFIT	**$500.00**
Expenses	
Legal & Professional Services	866.45
QuickBooks Payments Fees	67.62
Taxes & Licenses	125.00
Website	32.00
Total Expenses	**$1,091.07**
NET OPERATING INCOME	**$ -591.07**
NET INCOME	**$ -591.07**

Boyish Records, Inc.

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-591.07
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**0.00**
Net cash provided by operating activities	**$ -591.07**
FINANCING ACTIVITIES	
Common Stock	70.00
Owner's Investment	500.00
Net cash provided by financing activities	**$570.00**
NET CASH INCREASE FOR PERIOD	**$ -21.07**
CASH AT END OF PERIOD	**$ -21.07**

Boyish Records, Inc.

STATEMENT OF STOCKHOLDER'S EQUITY

JANUARY - DECEMBER 2019

Equity, beginning balance:	$ -
Net Income:	$ (591.07)
Owner's contributions:	$ 500.00
Owner's draws:	$ -
Purchase of common stock	$ 70.00
Equity, ending balance:	**$ (21.07)**

Boyish Records, Inc.

Notes to Financial Statements

January - December 2019

Note A - Organization and Nature of Activities

Boyish Records, Inc. ("The Company") is a corporation formed under the laws of the State of Delaware. The derives revenue from the creation of music, art, media, and artist support products and services.

The Company is conducting an equity crowdfund offering set to launch for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Note B- Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents ("Bank Accounts")
Cash and cash equivalents ("Bank Accounts") include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Note C - Uncategorized Income
The uncategorized income on the Profit and Loss statement in the amount of $500.00 is a reimbursement to Boyish Records, Inc. from WeFunder for legal expenses to incorporate the company. Those expenses are found within the $866 of legal/professional services expenses on the Profit and Loss Statement.

Note D - Cash Balance
The negative $21.07 cash balance at the end of December 2019 was due to a temporary overdraw; the current cash balance (as of January 2020 through April 2020) has accurately remained at $0.

Note E - Equity

Common Stock

Upon formation, the Company had authority to issue 10,000,000 shares of capital stock all of which designated as "Common Stock" and having a par value of $0.00001 per share. As of August 14, 2019, 7,000,000 of the Company's shares were issued to its two founders (3,500,000 each) at a purchase price of $0.00001 per share for a total purchase price of $35.00 for each founder. There are 3,000,000 shares remaining that are authorized to be issued at a later date.

Owner's Investment

This included up-front payment from the founders for legal expenditures in the company formation process.

Note F - Subsequent Events

Management considered events subsequent to the end of the period, but no business activity has been conducted since the date of the financial statements.